Exhibit 99.2

FINANCIAL EXPRESS Higher interest income, lower expenses boost IOB profit

EXTRACT OF AUDITED FINANCIAL RESULTS OF WIPRO LIMITED AND ITS SUBSIDIARIES FOR THE QUARTER ENDED AND HALF YEAR ENDED SEPTEMBER 30, 2025 Consolidated Audited Financial Results of Wipro Limited under IFRS